Filed by Embotelladora Andina S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Embotelladoras Coca-Cola Polar S.A
Commission File No. 001-13142

MATERIAL EVENT

COMPANY NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRATION	:	00124

TAX PAYER I.D.	:	91.144.000-8

In accordance to the provisions of Article 9 and second paragraph of Article 10 of Law No. 18.045 and General Rule No. 30 of the Securities and Insurance Commission of Chile, I hereby inform you - as being duly empowered by the Board of Directors- of the following information regarding the company Embotelladora Andina S.A.  (“Andina” or the “Company”), its business, its publicly offered securities or their offer as an event of material nature:

1)              In an Extraordinary General Shareholders Meeting of the Company held on this date, the Board of Director’s proposal was approved in order to proceed with the merger of Andina with the company Embotelladoras Coca-Cola Polar S.A. (“Polar”), Polar merging into Andina, merger that shall become effective upon the date of execution of the public deed of execution of the merger which must be granted within 60 days, as from the date of registration of the issuance of shares necessary to carry out the merger before the Registro de Valores (Securities Register) of the Securities and Insurance Commission. The merger was approved in the same terms as proposed by the Board to the Shareholders, all which were informed to you by this means on May 30th, 2012.

2)              At the same Extraordinary General Shareholders Meeting an amendment to the bylaws was approved, in order to increase the number of Directors from 7 to 14, to eliminate the Alternate Director position and to modify the preferences of the shares issued by the Company, so that Series A shareholders have the right to appoint twelve Directors, and Series B shareholders have the right to appoint two Directors.

3)              Having been agreed by Shareholders to increase of the number of Directors, the current Board was revoked and new members were appointed. To this effect, the following new Directors were designated: Mrs. Juan Claro González, Eduardo Chadwick Claro, Arturo Majlis Albala, Salvador Said Somavía, José Antonio Garcés Silva, Gonzalo Said Handal, Brian J. Smith, José de Gregorio Rebeco, Juan Andres Fontaine Talavera, Franz Alscher, Gonzalo Parot Palma, Enrique Cibié Bluth, Ricardo Vontobel and Mariano Rossi. Finally, the Shareholders agreed on the remuneration of the Board members and of the members of the Directors and Audit Committee.

4)              To the Annual General Shareholders Meeting attended 369.572.735 Series A shares (97.221% of the shares of the said Series) and 349.483.417 Series B shares (91.936% of the said Series). Both the merger and the amendment of the bylaws concerning the increase of the number of Directors from 7 to 14, eliminating the position of Alternate Director and the amendment to the corresponding preferences were approved by the Shareholders with the quorum required by law for this kind of matters.

The approval of the merger and the amendment of the bylaws by increasing the number of Directors as described above grant to dissenting shareholders the right to withdraw from Embotelladora Andina S.A., according to terms of the letter that we shall deliver to Company shareholders on June 27th, 2012, and which, for further information,  is reproduced below.

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Santiago, June 27th, 2012

Mr. Shareholder

Embotelladora Andina S.A.

Ref.: Informs Dissenter’s Rights

Dear Sir or Madam,

We hereby inform to the shareholders that in Embotelladora Andina S.A.’s Extraordinary General Shareholders Meeting held on June 25th, 2012, hereinafter the “Meeting”, the merger of Embotelladoras Coca-Cola Polar S.A. into Andina, the latter absorbing to Embotelladoras Coca-Cola Polar S.A., was approved.

Likewise, we inform you that the aforementioned Shareholders’ Meeting approved an amendment to the Company bylaws in order to increase the number of Directors from 7 to 14, to eliminate the Alternate Director position and also to change preferences of the shares issued by the Company.

As provided in Article 69 of Law No. 18.046 on Corporations, the approval by the Meeting of the merger mentioned above and of the change of the preferences resulting from the increase of the number of Directors from 7 to 14 and the elimination of the Alternate Director position, grants dissenting shareholders the right to withdraw from Embotelladora Andina S.A.

For the purposes of the right to withdraw, dissenting shareholders shall be all those shareholders that in the Meeting have dissented from the aforementioned Meeting agreements as mentioned above and all those who, not having attended the Meeting, express their dissent in writing to the Company within the term set forth below.

The right to withdraw may be exercised by dissenting shareholders within the term that expires July 25th, 2012, by a written communication delivered to the Company through a certified letter or by written communication delivered to the General Management of the Company by a Notary Public that so certifies it. The intervention of a Notary Public shall not be necessary when the General Manager or whoever acts on its behalf, records the reception of the said letter. In the letter through which the right to withdraw is exercised, the dissident shareholder must expressly manifest its decision to withdraw due to its disagreement with the decisions adopted by the Meeting. Dissident shareholders shall only be able to exercise their right to withdraw regarding the shares registered under their name in the Company Shareholders’ Record on June 19th, 2012. All dissenting shareholders’ communications sent to the Company to exercise their right to withdraw, must be sent or delivered to the General Management office of the Company, located at Avenida El Golf 40, piso 4, Las Condes, of the City of Santiago.

The price per share payable to dissident shareholders that exercise their right to withdraw shall be the weighted average price of Embotelladora Andina S.A. share transactions within the 2 months preceding the date of the Meeting, a value that is equal to $2.165, 73.- Pesos for each Series A share, and $2.675, 69 for each Series B. These values have been calculated considering the stock transactions made in the Santiago Stock Exchange, the Bolsa Electronica de Chile and the Valparaiso Stock Exchange. When according to the Corporations Law, payment of the price of Company shares is due to shareholders who exercise their right to withdraw, such price shall be paid, with no surcharge, within 60 days as of June 25th, 2012, and from the date determined by the Board of Directors to this effect, which shall be informed through a publication made in El Mercurio de Santiago daily newspaper.

Sincerely yours,

Embotelladora Andina S.A.

Securities Registration 00124

Abel Bouchon Silva

General Manager

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The press-notice informing the right to withdraw previously mentioned, referred to in paragraph 4 of Article 69 Bis of Law No. 18.046 on Corporations, shall be published on June 27th, 2012 in El Mercurio de Santiago daily newspaper.

We shall promptly deliver to this Commission a full copy of the Minutes of the Meeting referred to above.

We consider that the information herein contained shall not have financial effects nor should affect the value of Company shares.

Santiago, June 25th, 2012.

(signed)

Jaime Cohen Arancibia

Chief Legal Officer

Embotelladora Andina S.A.

c.c.:	Santiago Stock Exchange
Bolsa Electronica de Chile
Valparaiso Stock Exchange